3637 Fourth Street North, Suite 330
St. Petersburg, FL 33704
Office: 239-324-0000

CORRESPONDENCE LETTER

MR. BLAISE A. RHODES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
Office of Beverages, Apparel, and Mining

Re: FutureWorld Corp.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed July 14, 2014
File No. 333-112110

Dear Mr. Blaise

We are in receipt of you letter dating July 16, 2014 and we have amended our 10-K per your request on July 17, 2014. We are also providing written statement acknowledging;

1- FutureWorld Corp is responsible for the adequacy and accuracy of the disclosure in the filings;

2- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3- FutureWorld Corp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Sam Talari
Sam Talari – CEO
FutureWorld Corp